October 2012 Pricing Sheet dated October 19, 2012 relating to Preliminary Terms No. 380 dated October 12, 2012 Registration Statement No. 333-178081 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. and International Equities

PLUS Based on a Basket Consisting of Two Indices and Two Exchange-Traded Funds due November 25, 2013
Performance Leveraged Upside SecuritiesSM
PRICING TERMS – OCTOBER 19, 2012
Issuer:	Morgan Stanley
Maturity date:	November 25, 2013
Original issue price:	$10 per PLUS
Stated principal amount:	$10 per PLUS
Pricing date:	October 19, 2012
Original issue date:	October 24, 2012 (3 business days after the pricing date)
Aggregate principal amount:	$10,099,800
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	60%	1,434.00	0.004184100
	Russell 2000® Index (the “RTY Index”)	RTY	20%	819.00	0.002442002
	Shares of the iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	10%	$41.50	0.024096386
	Shares of the iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	10%	$54.21	0.018446781

We refer to the SPX Index and the RTY Index, collectively, as the underlying indices, the EEM Shares and the EFA Shares, collectively, as the underlying shares and, together with the underlying indices, as the basket components.

Payment at maturity (per PLUS):	▪ If the final basket value is greater than the initial basket value: $10 + leveraged upside payment In no event will the payment at maturity exceed the maximum payment at maturity.

▪  If the final basket value is less than or equal to the initial basket value:
     $10 × basket performance factor
 This amount will be less than or equal to the stated principal amount of $10 and could be zero.

Leveraged upside payment:	$10 × leverage factor × basket percent increase
Leverage factor:	300%
Basket percent increase:	(final basket value – initial basket value) / initial basket value
Basket performance factor:	final basket value / initial basket value
Maximum payment at maturity:	$11.55 per PLUS (115.5% of the stated principal amount)
Initial basket value:
10, which is equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for each of the basket components, each of which was determined on the pricing date.

Final basket value:	The basket closing value on the valuation date.
Valuation date:	November 20, 2013, subject to postponement for non-index business days or non-trading days, as applicable, and certain market disruption events.
Basket closing value:
The basket closing value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.

Basket component closing value:
In the case of each of the underlying indices, the index closing value as published by the index publisher.  In the case of each of the underlying shares, the closing price of one underlying share times the applicable adjustment factor.

Multiplier:
The multiplier was set on the pricing date based on each basket component’s respective initial basket component value so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the PLUS.  See “Basket—Multiplier” above.

Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment for certain events affecting such underlying shares.
Listing:	The PLUS will not be listed on any securities exchange.
CUSIP / ISIN:	61755S800 / US61755S8008
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per PLUS	$10	$0.20	$9.80
Total	$10,099,800	$201,996	$9,897,804
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.20 for each PLUS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for PLUS.

The “Russell 2000® Index” is a trademark of Russell Investments and has been licensed for use by Morgan Stanley.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  The PLUS are not sponsored, endorsed, sold or promoted by either of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the PLUS.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 380 dated October 12, 2012
Product Supplement for PLUS dated August 17, 2012    Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.